Volvo Becomes Major Shareholder in Nissan Diesel

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 20, 2006--AB Volvo has today acquired 40 million common shares, corresponding to 13% of the shares, in the Japanese truck manufacturer Nissan Diesel from Nissan Motor, with an option to acquire the remaining 6% of the shares from Nissan Motor within four years. The purchase price is approx SEK billion 1.5.

The transaction strengthens Volvo's Asian strategy and is intended to provide Volvo with access to Nissan Diesel's dealer and service network in Japan and Southeast Asia, and create a possibility for further industrial cooperation with Nissan Diesel in such areas as engines and transmissions.

Volvo and Nissan Motor are also going to assess the possibilities for cooperation in the commercial vehicle business in China together with Dongfeng Motor Co., Ltd. Nissan Diesel is Japan's fourth largest manufacturer of heavy and medium-heavy trucks, with an annual production of slightly less than 40,000 trucks in 2005. More than 90% of Nissan Diesel's sales are made through its own dealers and Nissan Diesel has a well-established dealer and service network in Japan, as well as in the rest of Southeast Asia.

"Nissan Diesel has undergone a major and positive change in recent years and is today one of Asia's leading manufacturers of trucks," said President and CEO of Volvo, Leif  Johansson. "Nissan Diesel's and the Volvo Group's products and geographical coverage complement one another and this transaction opens possibilities for cooperation within production, sales and aftermarket."

Deputy CEO of the Volvo Group Jorma Halonen will be proposed as board member of Nissan Diesel.

With its 19%, Nissan Motor has been the largest owner of Nissan Diesel, which is listed on the exchange in Tokyo. Nissan Motor also owns 50% of the Chinese vehicle manufacturer Dongfeng Motor Co., Ltd., which is China's largest producer of trucks, with an annual production of approximately 170.000 trucks, and one of the largest automotive manufacturers in China.

This joint venture covers both commercial vehicles and cars. Nissan Motor, Volvo, and Dongfeng Group intend to, together with Chinese authorities, evaluate how to best develop this joint venture in the area of commercial vehicles.

Note on press and telephone conferences:

There will be a press conference hosted by Nissan Motor and later a telephone conference with Volvo Management. The press conference hosted by Nissan Motor is today at 13.00 Japanese time (5.00 a.m. CET) with Carlos Ghosn, President and CEO Nissan Motor Co., Ltd., Leif Johansson, President and CEO, Volvo, and Iwao Nakamura, President of Nissan Diesel.

For live listen-in service, please dial:
Japan 3-5539-81 22 (password: Nissan Japanese)
Japan 3-5539-72 50 (password: Nissan English)
USA (210) 795-0518 (password: Nissan English)
UK 20-7108-6388 (password: Nissan English)

For an instant replay, please dial:
Japan 3-5539-7171 (passcode: 529 840 Japanese)
USA (203) 369-4586 (passcode: 549 890)
UK 207-019-0811 (passcode: 549 890)

Today at 16.00 Japanese time (8.00 a.m. CET) Volvo will hold a telephone conference with Leif Johansson, Volvo President and CEO, and Jorma Halonen, deputy CEO.

To participate, please dial:
USA (718) 354 1158
UK (0)20 7138 0808
Sweden (0)8 5876 9445

For replay, please dial:
USA 718 354 1112
UK (0)20 7806 1970
Sweden (0)8 5876 9441
Replay Passcode: 4730551#

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo
Media Relations:
Marten Wikforss, 31 66 11 27 or 705 59 11 49
or
Investor Relations:
Christer Johansson, 31 66 13 34 or 706 54 55 22